                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                 Envirogen, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.01
         -------------------------------------------------------------
                         (Title of Class of Securities)


                                    294040100
         -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Reuben S. Leibowitz
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
         -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                 April 10, 1997
         -------------------------------------------------------------
                         (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                  Check the following box if a fee is being paid with this statement:

                                  SCHEDULE 13D



-------------------------------                 --------------------------------
CUSIP No.  294040100                             Page _____ of ____ Pages
           ---------
-------------------------------                 --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                I.D. #13-3784037
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0 shares of Common Stock
               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,095,238 shares of Common Stock
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING          0 shares of Common Stock
PERSON WITH    -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    6,095,238 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,095,238 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



-------------------------------                 --------------------------------
CUSIP No.  294040100                             Page _____ of ____ Pages
           ---------
-------------------------------                 --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                   I.D. #13-6358475
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0 shares of Common Stock
               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,095,238 shares of Common Stock
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING          0 shares of Common Stock
PERSON WITH    -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,095,238 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,095,238 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



-------------------------------                 --------------------------------
CUSIP No.  294040100                             Page _____ of ____ Pages
           ---------
-------------------------------                 --------------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    E.M. Warburg, Pincus & Co., LLC         I.D. #13-3536050
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0 shares of Common Stock
               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,095,238 shares of Common Stock
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING          0 shares of Common Stock
PERSON WITH    -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,095,238 shares of Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,095,238 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Envirogen, Inc., a Delaware corporation (the "Company"). Of the Reporting Entities (as defined below), only Ventures has acquired direct ownership of the Common Stock.

Item 1. Security and Issuer.

    This statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is Princeton Research Center, 4100 Quakerbridge Road, Lawrenceville, NJ 08648.

Item 2. Identity and Background.

    (a) This statement is filed by Ventures, WP and EMW. The sole general partner of Ventures is WP. EMW manages Ventures. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of Ventures as the general partner, and also owns approximately 1.5% of the limited partnership interests in Ventures. Ventures, WP and EMW are hereinafter collectively referred to as the "Reporting Entities."

The general partners of WP and the members of EMW are described in Schedule I hereto.

    (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

    (c) The principal business of Ventures is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of Ventures, Warburg Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P. The principal business of EMW is acting as manager of Ventures, Warburg, Pincus Investors, L.P., Warburg, Pincus Capital Company, L.P. and Warburg, Pincus Capital Partners, L.P.

    (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

    The total amount of funds required by Ventures to purchase the Shares (as defined below), pursuant to the Purchase Agreement described in Item 4, was $15,999,999.75, and was furnished from the working capital of Ventures.

Item 4.  Purpose of Transaction.

    On January 14, 1997, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with Ventures pursuant to which Ventures agreed to purchase 6,095,238 shares of Common Stock (the "Shares") for an aggregate purchase price of $15,999,999.75 (the "Purchase"). Pursuant to the Purchase Agreement, the Company agreed to issue the Shares to Ventures in consideration of the purchase price and certain rights under the Purchase Agreement and the Registration Rights Agreement (as defined), as described below. The closing of the Purchase occurred on April 10, 1997 (the "Closing Date").

    Registration Rights. Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated April 10, 1997, between Ventures, the Company and the former shareholders of Fluid Management, Inc., a Wisconsin corporation ("FMI"), the

Company has agreed to file and cause to be declared effective, as soon as practicable after the Closing Date, but in any event within nine months after the Closing Date, a registration statement (the "Shelf Registration Statement") pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the offer and sale of (i) the Shares by Ventures and (ii) the shares (the "Merger Shares") of Common Stock acquired by the former shareholders of FMI pursuant to the Merger Agreement (as defined).

    The obligation of the Company to continue the effectiveness of the Shelf Registration Statement shall terminate when, in the opinion of counsel to the Company, all of the Shares and the Merger Shares could be sold by the holders thereof in any 90-day period pursuant to Rule 144 under the Securities Act (without giving effect to the provisions of Rule 144(k)).

    Transfer of Shares. Pursuant to the terms of the Purchase Agreement, Ventures has agreed that it will not sell or otherwise transfer any Shares without the prior written consent of the Company for a period of one year after the Closing Date.

    Board Representation. Under the Purchase Agreement, for so long as Ventures owns beneficially (within the meaning of Rule 13d-3 under the Exchange Act) at least 7.5% of the issued and outstanding shares of the Common Stock, the Company will nominate and use its best efforts to elect and to cause to remain as a director on the Company's Board of Directors one individual as

Ventures may designate. Any vacancy created by the death, disability, retirement or removal of any such individual may be filled by Ventures. The initial designee of Ventures was Robert S. Hillas, who is a general partner of WP and a member of EMW. Mr. Hillas was elected on April 9, 1997 to the Company's Board of Directors.

    Merger Agreement. The proceeds of the Purchase were used by the Company primarily to finance the acquisition of all the voting securities of FMI, pursuant to a certain Agreement and Plan of Merger, dated January 14, 1997 (the "Merger Agreement"), among the Company, FMI, and the shareholders of FMI. The closing of the transactions contemplated by the Merger Agreement occurred simultaneously with the closing of the Purchase.

    The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, which are attached hereto as
Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

    The purchase was effected because of the Reporting Entities' belief that the Company represents an attractive investment. As contemplated by the terms of the Purchase Agreement, Robert S. Hillas, who is a general partner of WP and a member of EMW, was elected on April 9, 1997 to the Company's Board of Directors. Mr. Hillas disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Common Stock owned by

Ventures. The Reporting Entities presently expect to limit their involvement in the management of the Company to representation on the Board of Directors.

    The Reporting Entities may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

    Except as set forth herein or in Item 6, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to beauthorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of April 11, 1997, Ventures beneficially owned 6,095,238 shares of Common Stock. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Ventures beneficially owns. As of April 11, 1997, the shares of Common Stock held by the Reporting Entities represented approximately 26.3% of the outstanding shares of Common Stock, based on 23,161,135 shares of Common Stock reported to be outstanding as disclosed in the Company's report on Form 10-C to The Nasdaq Stock Market, dated April 10, 1997.

    (b) The Reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition of the Shares held by them.

    (c) Except for the Purchase, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has effected any transactions in the Common Stock during the preceding 60 days.

    (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

    (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

    Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is being filed as
Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

    As described in Item 4, Ventures and the Company have agreed, pursuant to the Purchase Agreement and the Registration Rights

Agreement, to certain terms with respect to registration and sale of shares of the Common Stock, as well as to rights of representation on the Company's Board of Directors. The information set forth in Item 4 above is incorporated herein by reference.

    Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

    By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the Shares reported herein as being beneficially owned by the Reporting Entities.

Item 7.  Material to be Filed as Exhibits.

    1. Securities Purchase Agreement, dated January 14, 1997, by and between the Company and Ventures.

    2. Registration Rights Agreement, dated as of April 10, 1997, by and among the Company, Ventures and the former shareholders of FMI.

    3. Joint Filing Agreement, dated April 18, 1997, by and among the Reporting Entities.

                                   SIGNATURES


    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: April 18, 1997                WARBURG, PINCUS VENTURES, L.P.

                                     By: Warburg, Pincus & Co.,
                                          General Partner



                                     By:/s/ Robert S. Hillas
                                        -------------------------------
                                        Robert S. Hillas
                                        Partner



Dated: April 18, 1997                WARBURG, PINCUS & CO.



                                     By:/s/ Robert S. Hillas
                                        -------------------------------
                                        Robert S. Hillas
                                        Partner



Dated: April 18, 1997                E.M. WARBURG, PINCUS & CO., LLC



                                     By:/s/ Robert S. Hillas
                                        -------------------------------
                                        Robert S. Hillas
                                        Member

                                   SCHEDULE I

    Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP
                             ----------------------

                                               Present Principal Occupation
Name                                           in Addition to Position with WP
----                                           -------------------------------

Susan Black                                    Managing Director and Member,
                                               EMW

Christopher W. Brody                           Managing Director and Member,
                                               EMW

Harold Brown                                   Senior Managing Director and
                                               Member, EMW

Errol M. Cook                                  Managing Director and Member,
                                               EMW

W. Bowman Cutler                               Managing Director and Member,
                                               EMW

Elizabeth B. Dater                             Managing Director and Member,
                                               EMW

Stephen Distler                                Managing Director, Member and
                                               Treasurer, EMW

Harold W. Ehrlich                              Managing Director and Member,
                                               EMW

Louis G. Elson                                 Managing Director and Member,
                                               EMW

John L. Furth                                  Vice Chairman of the Board and
                                               Member, EMW

Stewart K.P. Gross                             Managing Director and Member,
                                               EMW

Patrick T. Hackett                             Managing Director and Member,
                                               EMW

Jeffrey A. Harris                              Managing Director and Member,
                                               EMW

Robert S. Hillas                               Managing Director and Member,
                                               EMW

A. Michael Hoffman                             Managing Director and Member,
                                               EMW

William H. Janeway                             Managing Director and Member,
                                               EMW

Douglas M. Karp                                Managing Director and Member,
                                               EMW

Charles R. Kaye                                Managing Director and Member,
                                               EMW

Henry Kressel                                  Managing Director and Member,
                                               EMW

Joseph P. Landy                                Managing Director and Member,
                                               EMW

Sidney Lapidus                                 Managing Director and Member,
                                               EMW

Kewsong Lee                                    Managing Director and Member,
                                               EMW

Reuben S. Leibowitz                            Managing Director and Member,
                                               EMW

Brady T. Lipp                                  Managing Director and Member,
                                               EMW

Stephen J. Lurito                              Managing Director and Member,
                                               EMW

Spencer S. Marsh III                           Managing Director and Member,
                                               EMW

Lynn C. Martin                                 Managing Director and Member,
                                               EMW

Edward J. McKinley                             Managing Director and Member,
                                               EMW

Rodman W. Moorhead III                         Senior Managing Director and
                                               Member, EMW

Howard H. Newman                               Managing Director and Member,
                                               EMW

Gary D. Nusbaum                                Managing Director and Member,
                                               EMW

Anthony G. Orphanos                            Managing Director and Member,
                                               EMW

Dalip Pathak                                   Managing Director and Member,
                                               EMW

Daphne D. Philpson                             Managing Director and Member,
                                               EMW

Lionel I. Pincus                               Chairman of the Board, CEO, and
                                               Managing Member, EMW; and
                                               Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                            Managing Director and Member,
                                               EMW

Ernest H. Pomerantz                            Managing Director and Member,
                                               EMW

Brian S. Posner                                Managing Director and Member,
                                               EMW

Arnold M. Reichman                             Managing Director and Member,
                                               EMW

Roger Reinlieb                                 Managing Director and Member,
                                               EMW

John D. Santoleri                              Managing Director and Member,
                                               EMW

Sheila N. Scott                                Managing Director and Member,
                                               EMW

Peter Stalker III                              Managing Director and Member,
                                               EMW

David A. Tanner                                Managing Director and Member,
                                               EMW

James E. Thomas                                Managing Director and Member,
                                               EMW

John L. Vogelstein                             Vice Chairman of the Board and
                                               Member, EMW

Elizabeth H. Weatherman                        Managing Director and Member,
                                               EMW

Joanne R. Wenig                                Managing Director and Member,
                                               EMW

George U. Wyper                                Managing Director and Member,
                                               EMW

Pincus & Co.*

NL & Co.**

* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.

** NL & Co. is a New York limited partnership whose primary activity is ownership interest in WP.

                                 Members of EMW
                                 --------------

                                               Present Principal Occupation in
Name                                           Addition to Position with EMW
----                                           -------------------------------

Susan Black                                    Partner, WP

Christopher W. Brody                           Partner, WP

Harold Brown                                   Partner, WP

Dale C. Christensen (1)

Errol M. Cook                                  Partner, WP

W. Bowman Cutter                               Partner, WP

Elizabeth B. Dater                             Partner, WP

Stephen Distler                                 Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich                              Partner, WP

Louis G. Elson                                 Partner, WP

John L. Furth                                  Partner, WP

Stewart K.P. Gross                             Partner, WP

Patrick T. Hackett                             Partner, WP

Jeffrey A. Harris                              Partner, WP

Robert S. Hillas                               Partner, WP

A. Michael Hoffman                             Partner, WP

William H. Janeway                             Partner, WP

Douglas M. Karp                                Partner, WP



____________________________

(1)  Citizen of Canada

(2)  Citizen of United Kingdom

Charles R. Kaye                                Partner, WP

Richard H. King (2)

Henry Kressel                                  Partner, WP

Joseph P. Landy                                Partner, WP

Sidney Lapidus                                 Partner, WP

Kewsong Lee                                    Partner, WP

Reuben S. Leibowitz                            Partner, WP

Brady T. Lipp                                  Partner, WP

Stephen J. Lurito                              Partner, WP

Spencer S. Marsh III                           Partner, WP

Lynn C. Martin                                 Partner, WP

Edward J. McKinley                             Partner, WP

Rodman W. Moorhead III                         Partner, WP

Howard H. Newman                               Partner, WP

Gary D. Nusbaum                                Partner, WP

Anthony G. Orphanos                            Partner, WP

Dalip Pathak                                   Partner, WP

Philip C. Percival (2)

Daphne D. Philipson                            Partner, WP

Lionel I. Pincus                               Managing Partner, WP; and
                                               Managing Partner, Pincus & Co.

Eugene L. Podsiadlo                            Partner, WP

Ernest H. Pomerantz                            Partner, WP

Brian S. Posner                                Partner, WP

Arnold M. Reichman                             Partner, WP

Roger Reinlieb                                 Partner, WP

John D. Santoleri                              Partner, WP

Sheila N. Scott                                Partner, WP

Dominic H. Shorthouse (2)

Peter Stalker III                              Partner, WP

Chang Q. Sun (3)

David A. Tanner                                Partner, WP

James E. Thomas                                Partner, WP

John L. Vogelstein                             Partner, WP

Elizabeth H. Weathermen                        Partner, WP

Joanne R. Wenig                                Partner, WP

George U. Wyper                                Partner, WP

Pincus & Co.*

* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.

















___________________________

(3)  Citizen of People's Republic of China